Exhibit 99.1

Ferroglobe PLC and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2021 and December 31,
2020 and for the three months ended March 31, 2021 and March 31, 2020.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

Thousands of US dollars

		March 31,	December 31,
	Notes	2021	2020
ASSETS
Non-current assets
Goodwill	Note 4	29,702	29,702
Other intangible assets	Note 5	79,526	20,756
Property, plant and equipment	Note 6	593,355	620,034
Other non-current financial assets	Note 16	4,984	5,057
Deferred tax assets	Note 14	620	—
Non-current receivables from related parties	Note 18	2,345	2,454
Other non-current assets		11,765	11,904
Total non-current assets		722,297	689,907
Current assets
Inventories	Note 7	228,145	246,549
Trade and other receivables	Note 8	276,633	242,262
Current receivables from related parties	Note 18	3,063	3,076
Current income tax assets		12,277	12,072
Other current financial assets	Note 16	1,004	1,008
Other current assets		45,028	20,714
Current restricted cash and cash equivalents	Note 9	6,069	28,843
Cash and cash equivalents	Note 9	78,298	102,714
Total current assets		650,517	657,238
Total assets		1,372,814	1,347,145
EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Reserves		450,568	696,774
Translation differences		(205,206)	(206,759)
Valuation adjustments		5,511	5,755
Result attributable to the Parent		(67,382)	(246,339)
Non-controlling interests		113,697	114,504
Total equity	Note 10	298,972	365,719
Non-current liabilities
Deferred income		42,959	620
Provisions	Note 11	106,220	108,487
Bank borrowings	Note 12	4,509	5,277
Lease liabilities	Note 13	11,942	13,994
Debt instruments	Note 15	-	346,620
Other financial liabilities		37,530	29,094
Other non-current liabilities		16,727	16,767
Deferred tax liabilities	Note 14	26,834	27,781
Total non-current liabilities		246,721	548,640
Current liabilities
Provisions	Note 11	110,930	55,296
Bank borrowings	Note 12	74,498	102,330
Lease liabilities	Note 13	7,596	8,542
Debt instruments	Note 15	349,966	10,888
Other financial liabilities		24,983	34,802
Payables to related parties	Note 18	5,042	3,196
Trade and other payables		171,052	149,201
Current income tax liabilities		3,947	2,538
Other current liabilities		79,107	65,993
Total current liabilities		827,121	432,786
Total equity and liabilities		1,372.814	1,347,145

Unaudited data at March 31, 2021

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Thousands of US dollars

		Three Months Ended
		March 31,
	Notes	2021	2020
Sales	Note 19	361,390	311,223
Cost of sales		(250,165)	(243,360)
Other operating income		15,321	7,768
Staff costs		(95,267)	(55,097)
Other operating expense		(50,243)	(40,067)
Depreciation and amortization charges, operating allowances and write-downs		(25,285)	(28,668)
Other gains and losses		66	(671)
Impairment losses	Note 6	—	—
Operating (loss)		(44,183)	(48,872)
Net finance expense		(15,864)	(16,484)
Financial instruments gain	Note 15	—	3,168
Exchange differences		(9,314)	2,436
(Loss) before taxes		(69,361)	(59,753)
Income tax benefit (expense)		844	10,696
(Loss) for the period		(68,517)	(49,057)
Loss attributable to non-controlling interests		1,135	1,159
(Loss) attributable to the Parent		(67,382)	(47,898)

		Three Months Ended
		March 31,
From continued and discontinued operations	Notes	2021	2020

(Loss) attributable to the Parent		(67,382)	(47,898)
Weighted average basic shares outstanding (thousands)		169,291	169,249
Basic (loss) per ordinary share	Note 10	(0.40)	(0.28)
Weighted average basic shares outstanding (thousands)		169,291	169,249
Effect of dilutive securities (thousands)		—	—
Weighted average diluted shares outstanding (thousands)		169,291	169,249
Diluted (loss) per ordinary share	Note 10	(0.40)	(0.28)

Unaudited data at March 31, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Thousands of US dollars

	Three Months Ended
	March 31,
	2021	2020
Loss for the period	(68,517)	(49,057)

Items that may be reclassified subsequently to profit or loss:
Arising from cash flow hedges	—	11,147
Translation differences	1,881	(33,888)
Total income and expense recognized directly in equity	1,881	(22,741)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	(244)	(6,109)
Tax effect	—	—
Total transfers to income or (loss)	(244)	(6,109)

Other comprehensive income (loss) for the period, net of income tax	1,637	(28,850)

Total comprehensive (loss) income for the period	(66,880)	(77,907)

Attributable to the Parent	(66,073)	(74,039)
Attributable to non-controlling interests	(807)	(3,868)

Unaudited data at March 31, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Thousands of US dollars

Total Amounts Attributable to Owners
							Non-
	Shares	Share		Translation	Valuation	Result for	controlling
	(thousands)	capital	Reserves	differences	adjustments	the period	interests	Total
Balance at December 31, 2019	170,864	1,784	975,358	(210,152)	(2,169)	(280,601)	118,077	602,297
Total comprehensive (loss) income	—	—	—	(31,179)	5,038	(47,898)	(3,868)	(77,907)
Share-based compensation	—	—	728	—	—	—	—	728
Distribution of 2019 profit	—	—	(280,601)	—	—	280,601	—	—
Balance at March 31, 2020	170,864	1,784	695,485	(241,331)	2,869	(47,898)	114,209	525,118

Total Amounts Attributable to Owners
							Non-
	Shares	Share		Translation	Valuation	Result for	controlling
	(thousands)	capital	Reserves	differences	adjustments	the period	interests	Total
Balance at December 31, 2020	170,864	1,784	696,774	(206,759)	5,755	(246,339)	114,504	365,719
Total comprehensive (loss) income	—	—	—	1,553	(244)	(67,382)	(807)	(66,880)
Share-based compensation	—	—	133	—	—	—	—	133
Application of 2020 loss	—	—	(246,339)	—	—	246,339	—	—
Balance at March 31, 2021	170,864	1,784	450,568	(205,206)	5,511	(67,382)	113,697	298,972

Unaudited data at March 31, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Thousands of US dollars

	March 31,	March 31,
	2021	2020
Cash flows from operating activities:
(Loss) for the period	(68,517)	(49,057)
Adjustments to reconcile net loss to net cash used by operating activities:
Income tax (benefit)	(844)	(10,696)
Depreciation and amortization charges, operating allowances and write-downs	25,285	28,668
Net finance expense	15,864	16,484
Financial derivative (loss)	—	(3,168)
Exchange differences	9,314	(2,436)
Gain due to changes in the value of asset	(21)	—
Gain on disposal of non-current assets	(43)	—
Share-based compensation	133	722
Other adjustments	(2)	671
Changes in operating assets and liabilities:
(Increase) decrease in inventories	11,446	51,577
(Increase) decrease in trade receivables	(41,692)	83,832
Increase (decrease) in trade payables	26,152	(25,504)
Other changes in operating assets and liabilities	37,773	(11,598)
Income tax paid	(57)	10,119
Net used cash provided by operating activities	14,791	89,614
Cash flows from investing activities:
Interest and finance income received	35	254
Payments due to investments:
Other intangible assets	—	—
Property, plant and equipment	(5,683)	(4,606)
Disposals:
Other	—	—
Net cash provided (used) by investing activities	(5,648)	(4,352)
Cash flows from financing activities:
Payment for debt issuance cost	(6,598)	(1,576)
Increase (decrease) in bank borrowings:
Borrowings	127,690	—
Payments	(157,464)	(44,880)
Amounts paid due to leases	(2,856)	—
Other amounts received due to financing activities	—	1,147
Interest paid	(17,015)	(18,824)
Net cash (used) provided by financing activities	(56,243)	(64,133)
Total net cash flows for the period	(47,100)	21,129
Beginning balance of cash and cash equivalents	131,557	123,175
Exchange differences on cash and cash equivalents in foreign currencies	(90)	185
Ending balance of cash and cash equivalents	84,367	144,489
Ending balance of cash and cash equivalents from statement of financial position	78,298	116,316
Current restricted cash and cash equivalents	6,069	28,173
Cash and restricted cash in the statement of financial position	84,367	144,489

Unaudited data at March 31, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

Ferroglobe PLC and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020
and for the three months ended March 31, 2021 and 2020

(U.S. Dollars in thousands as otherwise indicated, except share and per share data)

1.	General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon and manganese-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in England and Wales on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 5 Fleet Place, London, England, EC4M7RD.

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A.U. or “FerroAtlántica”.

2.	Basis of preparation and changes to the Company’s accounting policies

2.1 Basis of preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the audited consolidated financial statements of Ferroglobe as of December 31, 2020.

The unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020 have been prepared assuming that the Company will continue as a going concern.

All accounting policies and measurement basis with effect on the consolidated financial statements were applied in their preparation.

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

The consolidated financial statements for the year ended December 31, 2020 were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. In connection with the preparation of our consolidated financial statements, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity’s ability to continue as a going concern within one year after the date of the issuance of our consolidated financial statements. As of March 31, 2021, as reflected in our consolidated financial statements, the Company had cash and cash equivalents of $84.4 million, of which $6.1 million was restricted. The Company had an operating loss of $44.1 million and a net loss of $68.5 million for the year ended March 31, 2021.

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs.

As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand of our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. In first quarter of 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

The main source of finance for the Company are the Senior Notes (the “Notes”) amounting $350,000 thousand due March 1, 2022. The Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. Based on the provisions cited above, a change of control as defined in the indenture is unlikely to occur, but the matter it is not within the Company’s control. If a change of control were to occur, the Company may not have sufficient financial resources available to satisfy all of its obligations. Management is pursuing additional sources of financing to increase liquidity to fund operations.

The Company has announced occurence of “transaction effective date” under lock-up agreement dated March 27, 2021 and completion of refinancing transactions.

Management acknowledges that the events and conditions relating to the uncertainty the potential repayment of the outstanding balance of the Notes should a change of control occur, and the difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, together in aggregate give rise to a material uncertainty that may cast substantial doubt on the ability of the Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Notwithstanding the material uncertainty described above, management believes that the Group has adequate resources and considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Company on September 30, 2021.

In determining the disclosures to be made on the various items in the financial statements or other matters, the Company, in accordance with IAS 34, considered their materiality in relation to the unaudited interim condensed consolidated financial statements for the period.

2.2 New standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020.

No new standards effective on January 1, 2021 have a material impact on the unaudited interim condensed consolidated financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.3 Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s Management.

Certain assumptions and estimates were made by management in the preparation of these unaudited interim condensed consolidated financial statements, including:

•	The impairment losses on goodwill.

•	The assumptions taken over forecast recovery in trading activity and cash liquidity management that mitigates any substantial doubt as to the Company’s ability to continue as a going concern.

•	The useful life of property, plant and equipment and intangible assets.

•	The fair value valuation of the plants, impairment losses on property, plant and equipment and intangible assets, determined by value in use or by fair value less cost of disposal methods.

•	The fair value of certain unquoted financial assets.

•	The fair value of financial instruments.

•	The fair value of acquired assets and liabilities as a result of the business combinations.

•	The assumptions used in the actuarial calculation of pension liabilities.

•	The discount rate used to calculate the present value of certain collection rights and payment obligations.

•	Provisions for contingencies and environmental liabilities.

The Company based its estimates and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates. Changes in accounting estimates are applied in accordance with IAS 8.

At the date of preparation of these unaudited interim condensed consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

3.	Segment reporting

Operating segments are based upon the Company’s management reporting structure.

Ferroglobe has four reportable business segments, which are: Electrometallurgy - North America, Electrometallurgy - Europe, Electrometallurgy - South Africa, and Other segments.

The unaudited interim condensed consolidated income statements for the three months ended March 31, 2021 and 2020, by segment, are as follows:

	Three Months Ended March 31, 2021
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Sales	127,460	210,270	24,624	8,085	(9,049)	361,390
Cost of sales	(80,682)	(155,061)	(16,268)	(5,973)	7,819	(250,165)
Other operating income	865	1,877	112	4,976	(5,917)	1,913
Staff costs	(20,390)	(68,702)	(3,243)	(2,932)	—	(95,267)
Other operating expense	(10,260)	(19,205)	(2,634)	(11,883)	7,147	(36,835)
Depreciation and amortization charges, operating allowances and write-downs	(14,087)	(9,443)	(1,597)	(158)	—	(25,285)
Other gains and (losses)	—	2	—	—	—	2
Impairment losses	—	—	—	—	—	—
(Loss) due to changes in the value of assets	—	—	—	21		21
(Loss) gain on disposal of non-current assets	43	—	—	—		43
Operating (loss) profit	2,949	(40,262)	994	(7,864)	—	(44,183)
Net finance expense	(233)	(2,669)	(818)	(12,144)	—	(15,864)
Exchange differences	249	4,251	(275)	(13,539)	—	(9,314)
(Loss) before taxes	2,965	(38,680)	(99)	(33,547)	—	(69,361)
Income tax (expense) benefit	(73)	(877)	(98)	1,892	—	844
(Loss) for the period	2,892	(39,557)	(197)	(31,655)	—	(68,517)
Loss attributable to non-controlling interests	1,113	11	(2)	13	—	1,135
(Loss) attributable to the Parent	4,005	(39,546)	(199)	(31,642)	—	(67,382)

	Three Months Ended March 31, 2020
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Sales	114,872	179,373	21,421	7,901	(12,344)	311,223
Cost of sales	(74,966)	(160,024)	(14,920)	(5,943)	12,493	(243,360)
Other operating income	516	7,212	41	610	(611)	7,768
Staff costs	(21,175)	(29,223)	(3,565)	(1,134)	—	(55,097)
Other operating expense	(13,336)	(18,290)	(3,928)	(4,975)	462	(40,067)
Depreciation and amortization charges, operating allowances and write-downs	(17,185)	(9,466)	(1,601)	(416)	—	(28,668)
Other gains and losses	(373)	184	—	(482)	—	(671)
Impairment losses	—	—	—	—	—	—
Operating (loss)	(11,647)	(30,234)	(2,552)	(4,439)	—	(48,872)
Net finance expense	(116)	(5,528)	(829)	(10,011)	—	(16,484)
Financial instruments gain	—	—	—	3,168	—	3,168
Exchange differences	1,597	1,084	1,582	(1,827)	—	2,436
(Loss) before taxes	(10,166)	(34,678)	(1,799)	(13,109)	—	(59,753)
Income tax benefit (loss)	1,946	7,133	317	1,300	—	10,696
(Loss) for the period	(8,220)	(27,545)	(1,482)	(11,809)	—	(49,057)
Loss attributable to non-controlling interests	1,163	(2)	(60)	58	—	1,159
(Loss) attributable to the Parent	(7,057)	(27,547)	(1,542)	(11,751)	—	(47,898)

The total assets and liabilities by reportable segment as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Total assets	1,131,877	1,018,668	105,904	2,322,332	(3,259,602)	1,319,179
Total equity and liabilities	(1,131,877)	(1,018,668)	(105,904)	(2,322,332)	(3,259,602)	(1,319,179)

	December 31, 2020
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Total assets	1,081,792	906,036	114,872	1,057,414	(1,812,969)	1,347,145
Total equity and liabilities	(1,081,792)	(906,036)	(114,872)	(1,057,414)	1,812,969	(1,347,145)

(*) These amounts correspond to transactions between segments that are eliminated in the consolidation process.

Sales by product line for the three months ended March 31, 2021 and 2020 are as follows:

	Three Months Ended
	March 31,
	2021	2020
Silicon Metal	140,017	117,946
Silicon-based Alloys	102,552	89,814
Manganese-based Alloys	85,223	71,733
Other	33,598	31,730
Total	361,390	311,223

Information about major customers

Total sales of $157,159 and $152,790, were attributable to the Company's top ten customers for the three months ended March 31, 2021 and 2020, respectively.

During the three months ended March 31, 2021, the Company had two customers that represented more than 10% of sales, with sales to Dow Corning, representing 13.52% of the total amount and Arcelor Mittal, representing 10.41%. During the three months ended March 31, 2020, the Company had one customer that represented more than 10% of sales, it corresponds to Dow Corning, representing 11.21% of the total amount.

4.	Goodwill

	December 31, 2020	Impairment	Exchange Differences	March 31, 2021
US Cash generating units	29,702	—	—	29,702

In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and if a triggering event that would indicate the carrying amount of a cash-generating unit may be impaired occurs. Impairment testing for goodwill is performed at a cash-generating unit level. The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on management’s business plans.

5.	Other intangible assets

Changes in the carrying amount of other intangible assets between December 31, 2020 and June 30, 2021 and 2020 are as follows:

	Develop-	Power			Other	Accumu-
	ment	Supply			Intan-	lated
	Expen-	Agree-	Rights	Computer	gible	Depre-	Impair-
	diture	ments	of Use	Software	Assets	ciation	ment	Total
Balance at December 31, 2019	50,326	37,836	16,533	5,149	42,670	(82,283)	(18,964)	51,267
Additions	—	—	—	—	10,825	(1,688)	—	9,137
Disposals	—	—	—	—	(8,525)	—	—	(8,525)
Exchange differences	(1,466)	—	(126)	(27)	(2,530)	1,683	960	(1,506)
Balance at March 31, 2020	48,860	37,836	16,407	5,122	42,440	(82,288)	(18,004)	50,373

	Develop-	Power			Other	Accumu-
	ment	Supply			Intan-	lated
	Expen-	Agree-	Rights	Computer	gible	Depre-	Impair-
	diture	ments	of Use	Software	Assets	ciation	ment	Total
Balance at December 31, 2020	54,874	37,836	17,049	5,249	18,872	(93,042)	(20,082)	20,756
Additions	70	—	—	—	6,926	(1,693)	—	5,303
Disposals	—	—	—	—	(3)	—	—	(3)
Exchange differences	(2,488)	—	(126)	(52)	(201)	1,942	760	(165)
Balance at March 31, 2021	52,456	37,836	16,923	5,197	25,594	(92,793)	(19,322)	25,891

Additions in other intangible assets in 2021 primarily relate to the acquisition of rights held to emit greenhouse gasses by certain Spanish and French subsidiaries.

6.	Property, plant and equipment

The detail of Property, plant and equipment, between December 31, 2020 and June 30, 2021 and 2020 are as follows:

			Other	Adv-
			Fixt-	ances
			ures,	and			Other	Other
	Land	Plant	Tools	PPE	Min-	Other	Items of	Items of	Accu-
	and	and	and	under	eral	Items	Leased	Leased	mulated
	Build-	Mach-	Fur-	Const-	Res-	of	Land	Plant	Depre-	Impair-
	ings	inery	niture	ruction	erves	PPE	& Buildings	& Machinery	ciation	ment	Total
Balance at December 31, 2019	196,586	1,273,837	8,819	106,651	59,502	34,463	13,298	21,333	(865,937)	(107,646)	740,906
Additions or charges	—	115	—	2,877	—	3	536	106	(26,980)	1	(23,342)
Disposals or reductions	(239)	(2,093)	(3)	(1,348)	—	—	—	—	1,958	—	(1,725)
Transfers from/(to) other accounts	109	4,818	(16)	(4,927)	—	—	—	—	—	—	(16)
Exchange differences	(4,795)	(45,980)	(1,312)	(3,403)	(872)	(1,093)	(254)	(470)	30,177	1,562	(26,440)
Balance at March 31, 2020	191,661	1,230,697	7,488	99,850	58,630	33,373	13,580	20,969	(860,782)	(106,083)	689,383

			Other	Adv-
			Fixt-	ances
			ures,	and			Other	Other
	Land	Plant	Tools	PPE	Min-	Other	Items of	Items of	Accu-
	and	and	and	under	eral	Items	Leased	Leased	mulated
	Build-	Mach-	Fur-	Const-	Res-	of	Land	Plant	Depre-	Impair-
	ings	inery	niture	ruction	erves	PPE	& Buildings	& Machinery	ciation	ment	Total
Balance at December 31, 2020	208,025	1,331,585	8,422	124,029	59,325	33,188	17,588	24,446	(995,507)	(191,066)	620,035
Additions or charges	321	934	4	3,883	—	2	17	(15)	(23,592)	—	(18,446)
Disposals or reductions	—	(1,230)	(120)	(679)	—	—	—	—	1,166	601	(262)
Transfers from/(to) other accounts	(279)	9,431	—	(9,152)	—	—	—	—	—	—	—
Exchange differences	(5,452)	(25,475)	(127)	(4,712)	(29)	498	(621)	(847)	24,832	3,961	(7,972)
Balance at March 31, 2021	202,615	1,315,245	8,179	113,369	59,296	33,688	16,984	23,584	(993,101)	(186,504)	593,355

7.	Inventories

Inventories at March 31, 2021 and December 31, 2020, are as follows:

	March 31,	December 31,
	2021	2020
Finished industrial goods	90,454	100,711
Raw materials in progress and industrial supplies	89,282	99,259
Other inventories	42,978	46,274
Advances to suppliers	5,431	305
Total	228,145	246,549

8.	Trade and other receivables

Trade and other receivables at March 31, 2021 and December 31, 2020, are as follows:

	March 31,	December 31,
	2021	2020
Trade receivables	224,229	203,930
Doubtful trade receivables	(1,423)	(1,697)
Trade receivables - net	222,806	202,233
Tax receivables	18,296	13,166
Government grant receivables	27,760	23,016
Other receivables	7,771	3,847
Total	276,633	242,262

On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program via which trade receivables generated by certain of the Company’s subsidiaries in Spain and France are financed both directly through the existing Irish special purpose vehicle (“SPE”) and indirectly through a French “fonds commun de titrisation”. The incorporation of the “fonds commun de titirsation” into the program has allowed for the sale of certain Euro-denominated receivables that were not eligible under the previous structure and increased the available funding. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program.

During the year ended December 31, 2020, the Company repaid $107,657 thousand (EUR 95,695 thousand) in order to, prior to the termination of receivables funding agreement, optimize the level of borrowings of the SPE with the level of receivables in the securitization, and cancel all commitments in respect of loan tranches held by the Company.

Regarding the new factoring agreement, during the three months ended March 31, 2021, provided upfront cash consideration of approximately $127,690 thousand. The Company repaid $126,164 thousand, showing at March 31, 2021, an on-balance sheet bank borrowing debt of $73,713 thousand

At March 31, 2021, the Company held $86,308 thousand of accounts receivables recognized in consolidated balance sheet in respect of the factoring agreement. Finance costs incurred during the three months ended March 31, 2021, amounts $782 thousand, recognized in finance costs in the consolidated income statement.

During the three months ended December 31, 2020, the new factoring agreement provided upfront cash consideration of approximately $169,105 thousand. The Company has repaid $95,800 thousand, showing at December 31, 2020, an on-balance sheet bank borrowing debt of $74,844 thousand.

At December 31, 2020, the Company held $89,154 thousand of accounts receivables recognized in consolidated balance sheet in respect of factoring agreement. Finance costs incurred during the year ended December 31, 2020, amounts $916 thousand, recognized in finance costs in the consolidated income statement.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not applicable and therefore, the account receivables sold is presented in the balance and a obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreement is presented as on-balance sheet factoring and the debt assigned to factoring is showed as bank borrowings.

9.	Cash and cash equivalents

Cash and cash equivalents comprise the following at March 31, 2021 and December 31, 2020:

	March 31,	December 31,
	2021	2020
Cash and cash equivalents	78,298	102,714
Current restricted cash presented as Cash	6,069	28,843
Escrow: Hydro-electric assets sale	5,863	6,137
ABL restricted cash	—	22,500
Other	206	206
Total	84,367	131,557

At March 31, 2021, Cash and cash equivalents comprises the guarantees taken over escrow account. The escrow was constituted in August 30, 2019, in consideration of previous FerroAtlántica; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. At December 31, 2020 in relation to the ABL Restricted cash, the amount constituted is fixed by agreement as liquidity covenants $22,500 (see Note 12). During the first quarter ABL was repayment as part of the overall refinancing.

10.	Equity

Share capital

At March 31, 2021, the Company’s issued share capital consisted of 170,863,773 ordinary shares of $0.01. The Company held 1,659,669 ordinary shares in treasury. Therefore, at March 31, 2021 the total number of voting rights in the Company was 169,204,104.

At March 31, 2021, the largest shareholder was as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	91,125,521	53.8%

Dividends

There were no dividends distributed by Ferroglobe PLC to ordinary shareholders for the three months ended March 31, 2021.

(Loss) profit per ordinary per share

Basic (loss) profit per ordinary share is calculated by dividing the consolidated (loss) profit for the period attributable to the Parent by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period, if any.

	Three Months Ended
From continued and discontinued operations	March 31,
	2021	2020
Basic (loss) profit per ordinary share computation
Numerator:
(Loss) profit attributable to the Parent	(67,382)	(47,898)
Denominator:
Weighted average basic shares outstanding (thousands)	169,291	169,249
Basic (loss) profit per ordinary share	(0.40)	(0.28)

Diluted (loss) profit per ordinary share computation
Numerator:
(Loss) profit attributable to the Parent	(67,382)	(47,898)
Denominator:
Weighted average basic shares outstanding (thousands)	169,291	169,249
Effect of dilutive securities (thousands)	—	—
Weighted average dilutive shares outstanding (thousands)	169,291	169,249
Diluted (loss) profit per ordinary share	(0.40)	(0.28)

Potential ordinary shares of 64,185 and 472,480 were excluded from the calculation of diluted profit (loss) per ordinary share for the three months ended March 31, 2021, and 2020, because the effect would be anti-dilutive.

After the closing, at July 29, 2021, the company issued 8,913,872 shares par value $0.01 per share, of Ferroglobe PLC.

11.	Provisions

Non-current and current Provisions comprise the following at March 31, 2021 and December 31, 2020:

	March 31, 2021			December 31, 2020
	Non- Current	Current	Total	Non- Current	Current	Total
Provision for pensions	55,045	206	55,251	56,395	191	56,586
Environmental provision	2,907	1,237	4,144	2,910	1,256	4,166
Provisions for litigation	—	1,103	1,103	—	1,355	1,355
Provisions for third-party liability	10,257	—	10,257	10,759	—	10,759
Provisions for C02 emissions allowances	722	46,699	47,421	—	40,161	40,161
Other provisions	37,289	48,276	85,565	38,423	12,333	50,756
Total	106,220	97,521	203,741	108,487	55,296	163,783

In the ordinary course of business, the Company is subject to various loss contingencies arising from lawsuits, investigations, claims and proceedings, including, but not limited to, labor and employment, commercial, environmental, safety, and health matters, as well as claims and indemnities associated with its historical acquisitions and divestitures. The nature and frequency of these contingencies, as well their effect on future operations and earnings, are unpredictable and inherently difficult to estimate.

12.	Bank borrowings

Non-current and current Bank borrowings comprise the following:

	March 31, 2021

		Non-Current	Current
	Limit	Amount	Amount	Total
Borrowings carried at amortised cost:
Borrowings from receivable factoring facility	70,350	—	73,713	73,713
Other loans	—	4,509	785	5,294
Total		4,509	74,498	79,007

	December 31, 2020

		Non-Current	Current
	Limit	Amount	Amount	Total
Borrowings carried at amortised cost:
Credit facilities	100,000	—	27,237	27,237
Borrowings from receivable factoring facility	73,626	—	74,844	74,844
Other loans	—	5,277	249	5,526
Total		5,277	102,330	107,607

Credit Facilities

On October 11, 2019, Ferroglobe closed a new $100,000 North-American asset-based revolving credit facility (the “ABL Revolver”), with Globe Specialty Metals, Inc., and QSIP Canada ULC, each a subsidiary of the Company, and PNC Bank, as lender.

The maximum advances granted by the lender were up to the lesser of $100 million and the Formula Amount. Under the ABL Revolver, and in respect of LIBOR Rate Loans, the interest to be paid was LIBOR plus applicable margin, and in respect of Domestic Rate Loans, the interest was ABR plus applicable margin. ABR shall mean the highest of (i) the PNC Bank prime rate, (ii) overnight bank funding rate plus 0.5% and (iii) daily LIBOR plus 1.0%.

With respect to the covenants, at 31 December 2020, under the ABL Revolver, Globe Specialty Metals, Inc., and QSIP Canada ULC pledged assets as collateral to PNC Bank as follows: eligible third party receivables in the sum of $31M, and eligible inventory including raw materials, WIP, finished goods, spare parts and packaging in the sum of $25M. Deducted from the eligible assets were outstanding letters of credit equaling $6M, reserves $0.6M and a minimum undrawn availability of $10M, leaving a total ABL Revolver balance of $38M as at December 31, 2020.

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $3931,299 thousand, cancelling its obligations derived from the contract.

Borrowings from receivable factoring facility

On October 2, 2020, the Company ended the receivables funding agreement over European receivables, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities. As a result of the agreement, the Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program.

The main characteristics of the agreement are the following:

•	the maximum cash consideration advanced for the financing facility is up to EUR 60,000 thousand;

•	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;

•	annual fee of 0.15% applied to the annual revenues ceded to the Agent;

•	financing commission of 1% charged annually.

Other conditions are set in relation to credit insurance policy has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk as, the conclusion is that the derecognition criteria is not applicable and therefore, the account receivables sold is presented in the balance as the cash received is presented as an obligation to be repaid as bank borrowings.

As of December 31, 2020 and March 31, 2021, the Company has exceeded the limit; the lender has agreed a temporary increase of the limit.

Other Loans

Include loans held by The Company to finance their current activities in France, signed in July for an amount of $5,042 thousand.

13.	Leases

Leases are shown as follows in the balance sheet at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Non-current assets
Leased land and buildings	16,985	17,588
Leased plant and machinery	23,585	24,446
Total	40,570	42,034

Non-current liabilities
Lease liabilities	(11,942)	(13,994)
Current liabilities
Lease liabilities	(7,596)	(8,542)
Total	(19,538)	(22,536)

In relation to leases under IFRS 16, the Company has recognized depreciation and interest costs instead of operating lease expense. During the three months ended March 31, 2021, the Company recognized $2,381 thousand of depreciation charges ($9,947 at December 31, 2020). and $270 ($1,358 at December 31, 2020).

14.	Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	March 31,	December 31,
	2021	2020
Consolidated income statement
Current income tax
Current income tax charge/(credit)	1,464	4,307
Adjustment in current income tax in respect of prior years	—	901
Total	1,464	5,208

Deferred tax
Origination and reversal of temporary differences	(2,308)	(20,961)
Impact of tax rates changes	—	—
Impairment of deferred tax assets	—	37,660
Adjustments in deferred tax in respect of prior years	—	33
Total	(2,308)	16,732

Income Tax benefit	(844)	21,939

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;

(ii)	to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and

(iii)	to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct.

For further details please refer to the group's tax strategy which can be found here: http://investor.ferroglobe.com/corporate-governance.

The Group's tax department maintains a tax risk register on a jurisdictional basis.

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified.

15.	Debt instruments

	March 31, 2021	December 31, 2020
Unsecured notes carried at amortised cost
Principal amount	350,000	350,000
Unamortised issuance costs	(2,690)	(3,380)
Accrued coupon interest	2,656	10,888
Total	349,966	357,508

Amount due for settlement within 12 months	349,9666	10,888
Amount due for settlement after 12 months	-	346,620
Total	349,966	357,508

On February 15, 2017, Ferroglobe and Globe (together, the "Issuers") issued $350,000 aggregate principal amount of 9.375% Senior unsecured Notes due March 1, 2022 (the "Notes"). Issuance costs of $12,116 were incurred. The principal amounts of the Notes issued by Ferroglobe and Globe were $150,000 and $200,000, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated Indenture contains certain negative covenants. Additionally, if the Issuers experience a change of control the Indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53.9% of the Company's outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the Indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan.

The fair value of the Notes, determined by reference to the closing market price on the last trading day of March 31, 2021 was $343,469 thousand (December 31, 2020: $268,538 thousand).

16.	Other Financial Assets

	March 31, 2021			December 31, 2020
	Non- Current	Current	Total	Non- Current	Current	Total
Other Financial Assets	4,984	1,004	5,988	5,057	1,008	6,065

Other financial assets comprise assets at amortised cost, that mainly includes deposits given to French government by Ferropem, a Ferroglobe subsidiary, in respect of effort de construction, and listed equity comprises investments held by Globe Argentina Metales in Pampa Energía.

17.	Financial instruments and fair values

Assets and liabilities measured at fair value by level are as follows:

	March 31, 2021
	Level 1	Level 2	Level 3	Total
Other current financial assets
Listed equity securities	2,625	—	—	2,625
Other non-current liabilities:
Contingent consideration	—	—	(16,632)	(16,632)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Other financial assets
Listed equity securities	2,609	—	—	2,609
Other liabilities:
Contingent consideration	—	—	(16,632)	(16,632)

Contingent consideration is related to the acquisition of Kintuck (France) SAS and Kintuck (Norway) AS, which requires the Company to pay the former owners a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition (February 1, 2018). The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 thousand and $60,000 thousand. The fair value of the contingent consideration arrangement of $16,632 thousand ($16,632 thousand in December, 2020) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuations of future manganese alloy spreads as well as the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 12.5 percent and 11.5 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively, process, spread and cost assumptions

18.	Related party transactions and balances

Balances with related parties are as follows:

	March 31, 2021
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
Inmobiliaria Espacio, S.A.	—	2,941	—	—
Villar Mir Energía, S.L.U.	2,345	—	—	3,955
Espacio Information Technology, S.A.U.	—	—	—	966
Aurinka Photovoltaic Group, S.L.	—	124		120
Other related parties	—	(2)	—	1
Total	2,345	3,063	—	5,042

	December 31, 2020
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
Inmobiliaria Espacio, S.A.	—	3,078	—	—
Villar Mir Energía, S.L.U.	2,454	—	—	2,458
Espacio Information Technology, S.A.U.	—	—	—	701
Other related parties	—	(2)	—	37
Total	2,454	3,076	—	3,196

Transactions with related parties and other related parties are as follows:

	Three Months Ended March 31,
	2021				2020
	Sales and		Other		Sales and		Other
	Oper-		Oper-		Oper-		Oper-
	ating	Cost of	ating	Finance	ating	Cost of	ating	Finance
	Income	Sales	Expenses	Income	Income	Sales	Expenses	Income
Inmobiliaria Espacio, S.A.	—	—	—	—	—	—	—	16
Villar Mir Energía, S.L.U.	—	14,286	226	—	—	8,533	184	—
Espacio Information Technology, S.A.U.	—	—	1,003	—	—	—	872	—
Enérgya VM Generación, S.L.	—	—	—	—	—	—	—	—
Enérgya VM Gestión S.L.	—	—	27	—	—	—	24	—
Aurinka Photovoltaic Group, S.L.	—	—	109	—	—	—	99	—
Other related parties	—	—	28	—	—	—	2	—
Total	—	14,286	1,393	—	—	8,533	1,181	16

	Three Months Ended March 31,
	2021				2020
	Sales and		Other		Sales and		Other
	Oper-		Oper-		Oper-		Oper-
	ating	Cost of	ating	Finance	ating	Cost of	ating	Finance
	Income	Sales	Expenses	Income	Income	Sales	Expenses	Income
Inmobiliaria Espacio, S.A.	—	—	—	(17)	—	—	1	(51)
Villar Mir Energía, S.L.U.	—	27,346	464	—	—	51,233	980	—
Espacio Information Technology, S.A.U.	—	—	2,425	—	—	—	2,339	—
Enérgya VM Generación, S.L.	—	—	—	—	13,230	—	152	—
Enérgya VM Gestion S.L.	—	—	56	—	—	75	81	—
Aurinka Photovoltaic Group, S.L.	—	—	130	—	—	—	9,509	—
Other related parties	—	—	2	—	(142)	—	6	—
Total	—	27,346	3,077	(17)	13,088	51,308	13,068	(51)

Cost of sales related to Villar Mir Energía, S.L.U represents purchases of power by the Company related to European electrometallurgy operations.

“Other operating expenses” mainly relates to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning (‘ERP’) that some Company entities use; and other IT development projects.

During 2018 and 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 thousand and $3,611 thousand respectively, from Aurinka and Blue Power Corporation, S.L. Additionally, in 2019 FerroAtlántica paid the sum of $2,800 thousand to Aurinka in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV in July 2019.

19.	Sales

Sales by segment area for the three months ended March 31, 2021 and 2020 are as follows:

	Three Months Ended
	March 31,
	2021	2020
Electrometallurgy - North America	127,460	114,872
Electrometallurgy - Europe	210,270	179,373
Electrometallurgy - South Africa	24,624	21,421
Other segments	8,085	7,901
Eliminations	(9,049)	(12,344)
Total	361,390	311,223

Sales destination by country for the three months ended March 31, 2021 and 2020 are as follows:

	Three Months Ended
	March 31,
	2021	2020
USA	125,543	108,158
Spain	49,609	39,329
Germany	55,986	53,224
Italy	16,639	9,467
Other EU Countries	54,613	59,539
Rest of World	59,000	41,506
Total	361,390	311,223

20.	Subsequent Events

On April 21, 2021, the Company obtained the agreement in principle of 95.92% (by value) of the noteholders to restructure the Senior Notes and extend their maturity to December 2025. In light of this, the Company agreed an amendment to the Lock-Up Agreement to allow it to proceed to implement the transaction by way of an exchange offer instead of an English law scheme of arrangement. Although over 96% of the noteholders have now contractually agreed to support the transaction, there can nonetheless be no assurance that the proposed restructuring will be completed.

On April 30, 2021, Mr. José María Alapont resigned from the Board of Directors. Subsequently, on May 13, 2021, Ferroglobe appointed four new board directors and appointed Mr. Bruce Crockett as the Lead Independent Director.

On May 10, 2021, the Company filed a Form F-3 with the United States Securities and Exchange Comission to register a total amount of $40 million in securities. It describes the general terms of these securities and the general manner in which these securities will be offered.

On May 11, 2021, the Company increased the maximum cash consideration advanced for the borrowings from receivable factoring financing facility in EUR 20,000 thousand.

On May 12, 2021, the Company entered into a Note Purchase Agreement with the members of the “Ad Hoc Group” relating to the issuance of an initial $40 million of aggregate $60 million new senior secured notes. The conditions precedent to the Note Purchase Agreement have been satisfied and the initial $40 million is in the process of being settled.

On June 11, 2021, the Company filed a Form F-3 orginilly filed on May 10, 2021 with the United States Securities and Exchange Comission to filed solely to (i) amend the title of securities to be registered, (ii) increase the amount of securities that may be issued under the Registration Statement, (iii) revise the Calculation of Registration Fee table to reflect filing fees paid in connection with the additional securities that may be issued under the Registration Statement, (iv) revise the number of ordinary shares that the Board of Directors is authorized to issue without a requirement for further shareholder approval to 85,903,364 additional ordinary shares, (v) update the Description of Share Capital and Articles of Association and (vi) file Exhibits 5.1 and 23.2 and make corresponding updates to the exhibit index of the Registration Statement

On June 18, the Company entered into a successful signing of Equity Purchase Agreement relating to the sale of $40 million in aggregate gross proceeds of ordinary shares to certain investors

On June 23, the Company lunch of (A) offer to exchange the 9⅜% Senior Notes Due 2022 for a combination of new 9⅜% Senior Secured Notes due 2025 and equity fee, (B) consent solicitation relating to the 9⅜% Senior Notes due 2022 and (C) offer to subscribe for additional 9.0% Senior Secured Notes due 2025.

On June 29. the Company entered announcing Notification of ISIN and Common Codes in Connection with Offer to Exchange the 9⅜% Senior Notes Due 2022 and Offer to Subscribe for Additional 9.0% Senior Secured Notes Due 2025

On July 8, the Company announcing announcing Extension of Super Senior Notes Offer Subscription Deadline in connection with the Offer to Subscribe for Additional 9.0% Senior Secured Notes Due 2025

On July 22, the Company entered announcing (A) results of offer to exchange the 9⅜%  Senior Notes due 2022 for a combination of new 9⅜%  Senior Secures Notes due 2025 and equity fee and consent solicitation relating to the 9⅜% Senior Notes due 2022 and (B) receipt of offers to subscribe for additional 9.0% Senior Secured Notes due 2025 forth in the announcement made by the Parent on June 23, 2021, or in any other manner that the Ad Hoc Group (as defined below) may agree with the Parent.

On July 30, 2021, the Company announces the occurrence of “Transaction Effective Date” under Lock-up agreement dated March 27, 2021 and completion of the financing transactions. The financing consisted of:

(i) Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025

(ii) Issuance of $60 million of new senior secured notes, and

(iii) $40 million of equity issuance (8,918,618 shares)

As a result of the closing of the refinancing transactions, the percentage interest in the Company held by our largest shareholder, Grupo Villar Mir, S.A.U., was reduced from 53.8% to 49.3%. As a result, the Company no longer qualifies as a “controlled company” within the meaning of Nasdaq rules; however, the Company continues to follow the rules of the SEC and Nasdaq applicable to foreign private issuers.”